Contact

www.linkedin.com/in/paul-mardesich-5a2b1a8 (LinkedIn)

Top Skills

Executive Management
Entrepreneurship
Start-ups

Paul Mardesich

Co-Founder at Neighbor Pet Food
Portland, Oregon, United States

Summary

30 years experience as entrepreneurial CFO and Operations executive working with start-up and emerging companies with venture capital backing. Proven success in management of companies from start-up to IPO or successful exit.

I was the founder of Golf Marketing Services which operated the GolfNow.com business for Oregon and New Mexico. I negotiated the valuation/sale and managed the transaction process in selling this business to the Golf Channel in 2009.

I am an experienced investor providing seed capital for multiple start-up companies with an emphasis in technology.

Experience

Neighbor Pet Food
Founder
March 2020 - Present (6 years 2 months)
Portland, Oregon Area

Neighbor Pet Food is Portland's first home delivery business offering fresh, healthy food for dogs. Feed your dog like family! You can also find us in independent pet retail stores throughout Portland metro, Seattle metro, Bend and Oregon coast.

Paul Mardesich
CFO Consulting
January 2019 - Present (7 years 4 months)
Portland, Oregon Area

I provide contract CFO services for multiple companies providing traditional financial management. In addition I provide consulting services focused on strategic planning and mergers and acquisitions.

NW Wine Company
Advisor

September 2015 - Present (10 years 8 months)
Dundee, Oregon

Green Theme International
CFO
March 2017 - December 2018 (1 year 10 months)
Portland, Oregon

CFO for emerging company that will change the landscape in textile finishing. GTI has the only water-free solution to apply water repellency and other finishes to textiles. This will eliminate the millions of gallons of water polluted by the current methods. The GTI solution will win based on performance. Our water repellency finish performs exponentially better than current "DWR" solutions. "Performance for the Planet".

EngineWorks
Co-Founder/CFO
November 2004 - January 2011 (6 years 3 months)

EngineWorks is a search marketing firm specializing in the travel and tourism vertical. As a part-time CFO I provided leadership in all aspects of financial accounting and reporting as well as strategic planning. In addition, provided guidance to the CEO in navigating the transaction process of selling the business in 2011.

Golf Marketing Services, LLC - GolfNow.com
Founder/President
May 2003 - March 2009 (5 years 11 months)

As the founder of Golf Marketing Services, LLC, I led all business development efforts in engaging the golf courses to adopt the new technology. In addition, I created and executed the marketing plan to attract 22,000 golfers to using the website and technology for booking tee times. Negotiated sale of business to The Golf Channel.

First Insight, Inc.
Investor
1996 - 2009 (13 years)

I was an early stage investor and part-time CFO and eventually became a board member representing institutional investors. Company raised more than $20MM in venture capital.

Cenquest

Investor/CFO
1999 - 2002 (3 years)

Participated in seed round funding as an investor and advised the CEO on a part-time basis as CFO. Company raised over $20MM in venture capital.

Emerald Solutions
Investor- Board Member - Consultant
October 1996 - May 2001 (4 years 8 months)

Emerald Solutions was a professional services firm focused on systems integration with client-server development and early stage e-commerce. From the company's inception, I was a consultant and board member providing finance and operational guidance to the CEO and assisted with building out a management team.   Worked closely with the entire management team in finance and operations during its first three years since inception growing to 800 employees and $80MM in revenue. The company filed for an IPO in year 2000 and eventually was sold.

Claremont Technology Group
CFO/Sr. VP of Corporate Administration/ Board Member
March 1991 - July 1996 (5 years 5 months)
Portland, Oregon

Systems Integration Company providing consulting services to multiple industries. Integral member of management team leading company from start-up to 700 employees and $75 million in revenue. Company launched successful IPO in 1996.

Hired as CFO and implemented all financial accounting and reporting systems, job costing and budgeting. Implemented employee stock option program and handled all legal issues including contract management and review. Established banking relationships. Negotiated, closed and handled operational transition in two (2) separate acquisition transactions.

In 1994 became Senior Vice President of Administration responsible for all human resource functions including compensation, staffing, career development/training and recruiting. Responsible for managing real estate needs for 14 offices worldwide including lease negotiation and agreements. I was the executive team member responsible for internal technology needs including standardizing communications platform and equipment. Successful efforts in all these areas allowed company to experience period of significant growth hiring on average 40 employees per month during the 16 month period prior to public offering. Investigated and implemented Employee Stock Ownership Program, (ESOP), as initial strategy to provide liquidity to founding shareholders and increase equity stake for employees.

Yergen and Meyer
CPA
1982 - 1991 (9 years)

Education

University of Portland
Bachelors, Business · (1979 - 1982)

Central Catholic High School